EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	For the years ended December 31,
	2005		2004		2003		2002		2001

Income before income taxes	$361,806		$375,199		$310,449		$203,051		$119,785
Add fixed charges:
Interest expense	125,765		65,821		73,345		52,811		52,724
Amortization of debt expense	4,800		4,600		4,200		4,000		3,600
Interest expense-special items	35,045	(1)	—		3,755	(2)	—		—
Interest portion of rent expense	19,600		16,000		12,500		10,600		9,033

Adjusted income	$547,016		$461,620		$404,249		$270,462		$185,142

Fixed charges:
Interest expense	$125,765		$65,821		$73,345		$52,811		$52,724
Amortization of debt expense	4,800		4,600		4,200		4,000		3,600
Interest expense-special items	35,045	(1)	—		3,755	(2)	—		—
Interest portion of rent expense	19,600		16,000		12,500		10,600		9,033

Fixed charges	$185,210		$86,421		$93,800		$67,411		$65,357

Ratio of earnings to fixed charges(3)	3.0	x	5.3	x	4.3	x	4.0	x	2.8	x

(1)

Interest expense includes a special charge of $32,502 before taxes in connection with the debt extinguishment and new debt issuance costs in connection with the financing arrangement undertaken to provide interim and final funding for the NeighborCare, Inc., RxCrossroads, L.L.C. and excelleRx, Inc. transactions, and the repurchase of approximately 98% of the 8.125% senior subordinated notes, due 2011. In addition to the aforementioned items, interest expense also includes a special charge of $2,543 before taxes in connection with estimated interest relating to the previously discussed vendor litigation settlements.

(2)

The year ended December 31, 2003 includes the write-off of unamortized debt issuance costs relating to the Company’s redemption of its 5.0% convertible subordinated debentures. See the “Debt” note of the Notes to Consolidated Financial Statements, located at Item 8 of this Filing, for further discussion.

(3)

The ratio of earnings to fixed charges has been computed by adding income before taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.